6411 Ivy Lane, Suite 510

Greenbelt, Maryland 20770

(301) 220-5400 telephone

(301) 474-0807 fax

www.mhihospitality.com

September 9, 2008

VIA EDGAR

Mr. Jorge Bonilla

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	MHI Hospitality Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on 3/26/2008
File No. 1-32379

Dear Mr. Bonilla:

Further to your letter dated September 4, 2008, regarding the above referenced filing of MHI Hospitality Corporation (the “Company”), we submit the following response to your comment.

With respect to the Form 10-K we filed for the fiscal year ended December 31, 2007, you made the following comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Notes

Note 8. Capital Stock

Operating Partnership Units, page F-19

In future filings, please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date. In this respect, please note that while FSP FAS 150-3 deferred the provisions of SFAS 150 applicable to the accounting for minority interests in the operating partnership reflected in the REIT’s consolidated financial statements, the disclosure provisions of SFAS 150 are still applicable.

In accordance with your comment, we will disclose in future filings the amount of consideration that would be paid to holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know should you have further questions or if I can furnish you with additional information in response to your comments. I can be reached at (301) 220-5405.

Sincerely,

/s/ William J. Zaiser
William J. Zaiser
Chief Financial Officer

cc:	Andrew M. Sims, President and Chief Executive Officer
Joseph Mastaler, Jr., PKF Witt Mares, PLC
Thomas J. Egan, Baker & McKenzie LLP